KW 3/21/2014

[redacted]

14049369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2014
Washington DC
405

SEC FILE NUMBER
8- 67949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Underhill Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4045 S. Spencer Street : Suite 108
(No. and Street)

Las Vegas (City) Nevada (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Underhill 702-987-5449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd, Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, Frank Underhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Underhill Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MICHAEL FREED
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 12-08-16
Certificate No: 12-9621-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Underhill Securities Corp.

We have audited the accompanying financial statements of Underhill Securities Corp. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Underhill Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
March 3, 2014

UNDERHILL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash	$	3813
Deposit with broker		50043
Securities owned, at fair value		18598
Accounts receivable		3000
Other assets		16221
Total assets	$	91675

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Note payable- officer	$	10274
Accounts payable and accrued expenses	$	24791
Total Liabilities		35065

Stockholders Equity

Common stock $.001, authorized 75,000,000 shares; issued and Outstanding 58,680 shares	$	59		
Paid in capital		155865		
Retained earnings (deficit)		(99314)		
Total stockholder's equity				56610
Total liabilities and stockholder's equity			$	91675

The accompanying notes to the financial statements are an integral part of this statement

UNDERHILL SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue		
Commissions and fees	$ 36,788	
Trading gain (loss)	(1,237)	
Other income	3088	
Total revenue		$ 38,639
Expenses		
Licenses, registrations and fees	14,992	
Depreciation	388	
Clearing and execution charges	41,562	
Communication	200	
Occupancy	13,137	
Professional fees	39,353	
Other operating expenses	6,502	
Total expenses		116,134
Net income or losss before taxes		(77,495)
Provision or credit for income taxes		(11,624)
Net income (loss)		$ (65,871)

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2013	$ 59	$142,165	($27,653)	$114,571
Contribution of paid-in capital	-	13,700	-	13,700
Net income for the year ended December 31, 2013	-	-	($65,871)	(65,871)
Dividends paid	-	-	(5,790)	(5,790)
Balance, December 31, 2013	$ 59	$ 155,865	$ (99,314)	$ 56,610

The accompanying notes are an integral part of these financial statements.

UNDERHILL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From (Used) In Operating Activities:		
Net income (loss)	$ (65,871)	
Items which did not affect cash:		
Depreciation	389	
Changes in assets and liabilities:		
Receivables from broker	4,783	
Deposit with broker	5,035	
Other assets	(8,558)	
Accounts payable and accrued expenses	19,292	
Income taxes payable	(6,000)	
Net cash from (used) in operating Activities		$ (50,930)
Cash Flows From (Used) In Investing Activities:		
Decrease in securities owned	1,202	
Net cash from (used) in investing Activities		1,202
Cash Flows From (Used In) Financing Activities:		
Contribution of paid-in capital	13,700	
Dividends paid	(5,790)	
Increase in note payable- officer	10,274	
Net cash from (used in) financing activities		18,184
Net decrease in cash		(31,544)
Cash and cash equivalents at beginning of year		35,357
Cash and cash equivalents at end of year		$ 3813

Supplemental Information:

The following cash amounts were paid
during the year ended December 31, 2013 for

Income taxes	$ 99
Interest expense	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

UNDERHILL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

(1) Organization and Description of Business

Underhill Securities Corp. (the Company) was incorporated in the State of Nevada on February 21, 2007. The Company became registered as a broker/dealer with the Securities and Exchange Commission on July 31, 2008 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) on January 26, 2009.

The Company operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory bodies. All trades are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions (and related revenue and expenses) are recorded on the settlement date of the transactions.

Furniture and Equipment
Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years. Maintenance and repairs are charged to income as incurred.

Cash Equivalents
The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Income Taxes
The Company files its corporate income tax return on the accrual basis. Investment tax credits and job credits are applied as a reduction of federal income taxes using the flow-through method.

(2) **Summary of Significant Accounting Policies** (continued)

Income Taxes (continued)
FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

(3) **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3
Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

(3) **Fair Value Measurement** (continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

		Fair Value Measurement Using		
	Total	*Level 1*	*Level 2*	*Level 3*
Securities owned				
Common stock	$ 598	$ 598	$ -0-	$ -0-
Restricted common stock	18,000	-0-	-0-	18,000
Total	$18,598	$ 598	$ -0-	$18,000

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments for which the Company has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Restricted Common Stock
Balance, beginning of year	$ 18,000
Purchase of shares	-0-
Balance, end of year	$ 18,000

(4) **Deposits with Broker**

The company introduces customer transactions for clearance by another broker-dealer under a secondary clearing agreement on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligations occurred in 2013.

(5) **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

(5) **Net Capital Requirements** (continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of $19,299 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(6) **Commitments**

The Company leases its office facilities under a lease on a month to month basis. For the year ended December 31, 2013, rent expense was $13,137.

(7) **Note Payable- officer**

As of December 31, 2013, the company has a note payable- officer of $10,274. This unsecured note is due on demand and provides for no interest.

(8) **Subsequent Events**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through March 3, 2014, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

UNDERHILL SECURITIES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AS OF DECEMBER 31, 2013

Total member's capital (deficit)	$ 56,610
Additions:	
Subordinated borrowings, allowable	
Total member's capital (deficit) and allowable subordinated borrowing	$ 56,610
Deductions and/or charges:	
Furniture and equipment, non-allowable	
Securities owned	18,000
Accounts receivable	3,000
Other assets	16,221
Haircuts on securities	90
Total	37,311
Net Capital	**19,299**
Minimum net capital requirement	5,000
Excess net capital	$14,299
Aggregate indebtedness:	
Note payable-officer	$10,274
Accounts payable and accrued expenses	24,791
Total aggregate indebtedness	$35,065
Ratio of aggregate indebtedness to net capital	1.81 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2013

UNDERHILL SECURITIES CORP.
DECEMBER 31, 2013

Computation for Determination of Reserve Requirements Under Rule 15c3-3 December 31, 2013

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 December 31, 2013

A computation of reserve requirements and information relating to possession or control requirements is not applicable to Underhill Securities Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Underhill Securities Corp.

In planning and performing our audit of the financial statements of Underhill Securities Corp. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider a material weakness, as identified above, as of and for the year ended December 31, 2013:

- The Company did not record gross commission income and gross clearing charges from July 1, 2013 through December 31, 2013. Although the minimum clearing charges were in excess of revenue, proper recordkeeping requires revenues and expenses to be recorded at gross amounts.

We have considered this deficiency in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Underhill Securities Corp. as of and for the year ended December 31, 2013, and this report does not affect our Independent Auditor's Report thereon dated March 3, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
March 3, 2014